FIRESALE, INC

(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception: June 13, 2025 - September 10, 2025

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Firesale, Inc. Management

We have reviewed the accompanying financial statements of Firesale, Inc. (the Company) which comprise the balance sheets as of Inception to September 10, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
September 12, 2025

FIRESALE, INC.
BALANCE SHEET

AS OF AUGUST 18,		2025
ASSETS		
Cash & Cash Equivalents	$	130,725
Current Assets:		
TOTAL ASSETS	$	130,725
LIABILITIES AND EQUITY		
Current Liabilities:		
TOTAL LIABILITIES	$	-
EQUITY		
Common Stock	$	93
Subscriptions Receivable		(93)
SAFE Investment		160,000
Additional Paid in Capital		-
Accumulated Deficit		(29,275)
TOTAL EQUITY	$	130,725
TOTAL LIABILITIES AND EQUITY	$	130,725

See Accompanying Notes to these Unaudited Financial Statements

FIRESALE, INC.
STATEMENT OF OPERATIONS

PERIOD ENDED AUGUST 18,		2025
Operating Expenses		
General & Administrative	$	29,275
Total Operating Expenses		29,275
Total Loss from Operations	$	(29,275)
Other Income (Expense)		-
Net Income (Loss)	$	(29,275)

See Accompanying Notes to these Unaudited Financial Statements

FIRESALE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	SAFE Investments	(Deficit)	Equity
Inception - 6/13/25	-	-	-	-	-
Issuance of Common Stock	9,295,000	93	-	-	93
Subscriptions Receivable		(93)	-	-	(93)
SAFE Investments	-	-	160,000	-	160,000
Net income (loss)	-	-	-	(29,275)	(29,275)
Ending balance at 08/18/25	9,295,000	-	160,000	(29,275)	130,725

See Accompanying Notes to these Unaudited Financial Statements

FIRESALE, INC.
STATEMENT OF CASH FLOWS

PERIOD ENDED AUGUST 18,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(29,275)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash provided by (used in) Operating Activities	$	(29,275)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
SAFE Investments	$	160,000
Net Cash provided by (used in) Financing Activities	$	160,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	130,725
Cash at end of period	$	130,725

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	-
Interest	-
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Firesale Inc. ("the Company") was incorporated in Delaware on June 13, 2025. The Company operates a marketplace platform powered by artificial intelligence, enabling users to sell items through short video clips. The AI technology automatically produces titles, descriptions, prices, photos, and other listing details, streamlining and accelerating the selling process. The Company's primary source of revenue will be a 20% commission on each transaction. Future planned revenue streams include end-to-end selling solutions and premium services for sellers, such as dynamic pricing, inventory management tools, and estate liquidation packages.

The Company's headquarters is located in Delray Beach, Florida. Its initial customers will be in Palm Beach County, Florida, with expansion planned into additional U.S. metropolitan markets thereafter.

The Company will conduct a crowdfunding campaign under Regulation CF in October 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 10, 2025.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $130,725 in cash as of September 10, 2025.

<u>General and Administrative</u>

General and administrative expenses consist of formation and payroll expenses.

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on June 13, 2025 and had no operations, taxable income, or filing requirements during the period ended September 10, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term obligations.

NOTE 6 – EQUITY

The Company is authorized to issue up to 10,000,000 shares of common stock, par value $0.00001 per share, as established in its Certificate of Incorporation.

As of September 10, 2025, the Company had issued 9,295,000 shares of common stock. All issued common stock shares rank equally and are entitled to one vote per share.

Rights and Privileges:
Common stockholders are entitled to vote on all matters requiring shareholder approval and participate in dividends as declared by the Board of Directors. All shares are subject to the rights and preferences as described in the Certificate of Incorporation and the By-Laws of the Company.

SAFE Investments

The Company entered into multiple Simple Agreement for Future Equity ("SAFE") in August and September, 2025 amounting to $227K. The SAFE does not provide for repayment of the purchase amount or interest, and conversion to equity is not guaranteed; the investment will only convert if and when a specific trigger event occurs, such as an equity financing or change of control. There is no set maturity date, and the investor bears the full risk of loss, including the possibility that no equity is ever issued or that the investment becomes worthless.

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This investment is subject to dilution and may be subordinated to other financing. The SAFEs have a post-money valuation cap of $5M and no discount rate. The total SAFE investments received amounted to $160K, while the remaining committed $67K is outstanding.

Conversion Rights: Upon an equity financing (i.e., a capital raise that involves issuance of preferred stock), the SAFE will automatically convert into shares of preferred stock based on the lower of (i) the price per share of new preferred stock or (ii) a price per share calculated using the valuation cap divided by the Company's capitalization at the time of financing.

Liquidity/Dissolution Preference: In the event of a company liquidity event or dissolution prior to conversion, the investor will be entitled to receive the greater of (i) the original purchase amount or (ii) the amount payable as if the SAFE had converted into common stock based on the valuation cap.

Ranking: The SAFE is subordinate to all debt and certain preferences, on par with other SAFEs and preferred stock regarding payment priorities, and senior to common stock in a liquidation scenario.

Voting/Dividend Rights: The SAFE does not provide the investor with any voting, dividend, or other equity holder rights until conversion to capital stock occurs.

Transfer Restrictions: The SAFE is generally non-transferable without Company consent, subject to certain exceptions.

Tax Treatment: The Company and the investor intend to treat the SAFE as common stock for U.S. income tax purposes.

Subscriptions Receivable

As of September 10, 2025, the Company has issued 9,295,000 shares of common stock with a par value of $0.00001 per share, for which consideration has not yet been received from shareholders. The total unpaid subscription receivable amounts to $92.95 and is recorded as a deduction from shareholders' equity in the accompanying balance sheet.

Details:

Total shares subscribed: 9,295,000

Par value per share: $0.00001

Total subscription receivable: $92.95

Management expects to collect the outstanding subscription amounts in full. Until payment is received, these shares do not carry voting rights or rights to dividends.

This presentation is in accordance with ASC 505-10 and other relevant accounting guidance.

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 12, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 20, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.